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Exhibit 20(a)

UNITED ONLINE ADOPTS STOCKHOLDER RIGHTS PLAN

    Westlake Village, Calif.—November 16, 2001—United Online, Inc. (Nasdaq: UNTD), a leading Internet service provider that commenced operations in September 2001 with the merger of NetZero and Juno Online Services, today announced that on November 15, 2001 its board of directors adopted a Stockholder Rights Plan. Under the Plan, preferred stock purchase Rights will be distributed to United Online stockholders of record as of the close of business on November 26, 2001.

    The Rights Plan is designed to deter potential coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of the company without offering a fair price to all of the company's stockholders. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the company to negotiate with the board prior to attempting a takeover. The Rights Plan was not adopted in response to any effort to acquire control of United Online, Inc.

    One Right will be distributed for each share of common stock and will entitle stockholders to buy one unit of preferred stock for $25.00. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the company's common stock or commences, or announces an intention to commence, a tender or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of the company's common stock. The Rights will expire on November 26, 2011.

    A copy of the Stockholders Rights Plan has been filed with the Securities and Exchange Commission.

About United Online

    United Online is a leading nationwide Internet Service Provider (ISP). The company commenced operations in September 2001 as the result of its acquisition of NetZero and Juno Online Services—two of the leading Internet access brands in the United States and Canada. Through its subsidiaries, United Online offers Internet access services in more than 5,000 cities. The company is headquartered in Westlake Village, Calif., with offices in New York City and Hyderabad, India. United Online's common stock is traded on the Nasdaq National Market under the ticker symbol "UNTD."

    For more information about United Online and its Internet access services, please visit www.unitedonline.net.

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Investor contact:
Brent Zimmerman
Vice President, Investor Relations
805-418-2105
bzimmerman@corp.untd.com

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UNITED ONLINE ADOPTS STOCKHOLDER RIGHTS PLAN